UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*
                        CONTINENTAL HERITAGE CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                  211478 10 2
                                 (CUSIP Number)

                              Allan Salovin, Esq.
                            Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7916
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               November 27, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box: []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1. NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steve Gould

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)   [ ]
(b)   [x]

3. SEC USE ONLY

4. SOURCE OF FUNDS (See Instructions)

     OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d)   or   2(e)
   [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7. SOLE VOTING POWER
     2,090,382

 8. SHARED VOTING POWER
     -0-

 9. SOLE DISPOSITIVE POWER
     2,090,382

10. SHARED DISPOSITIVE POWER
     -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,090,382

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
     [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.4%

14. TYPE OF REPORTING PERSON (See Instructions)
     IN

ITEM 1:  SECURITY AND ISSUER:

     1(a)  Common Stock, $.10 per share par value

     1(b)  Continental Heritage Corporation (the "Issuer"),
           2140 America's Cup Circle, Las Vegas, Nevada 89117

ITEM 2:  IDENTITY AND BACKGROUND:

     2(a)  Steve Gould

     2(b)  2140 America's Cup Circle, Las Vegas, Nevada 89117

     2(c)  Director, President and Chief Executive Officer of
           Continental Heritage Corporation, 2140 America's Cup Circle, Las Vegas, Nevada 89117.

     2(d)  None

     2(e)  None

     2(f)  United States Citizen

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock of the Issuer was acquired as a result of the acquisition by the Issuer of all of the outstanding stock of Encore International, Inc., a Nevada corporation (Encore). Reporting Person was a shareholder, officer and director of Encore. Reporting Person's shares in Encore were exchanged for Issuer's Common Stock at a ratio of 550:1. Encore is not, and has never been, a publicly traded entity. The shares are owned of record by FatCat, LLC, of which the Reporting Person owns all of its equity and thus, Reporting Person has beneficial ownership of the shares.

ITEM 4: PURPOSE OF TRANSACTION

As stated in Item 3, Reporting Person acquired the Issuer's Common Stock as a result of the acquisition of all of the outstanding shares of Encore by Issuer. Reporting Person does not intend to acquire any additional securities of the Issuer at this time, nor are any sales, transfers or extraordinary corporate transactions contemplated. As a condition of the acquisition, the current Board of Directors of the Issuer resigned and appointed Reporting Person and two other directors of Encore to the Board of Directors of the Issuer. No additional plans to alter the present board of directors, charter, bylaws or corresponding instruments are contemplated and no material change in the Issuer's present capitalization or dividend policy will occur as a result of this acquisition. Issuer's securities are not presently listed on any exchange or quotation system nor have they been actively traded during the past several years. This acquisition will not result in any class of the Issuer's securities being delisted or ceasing to be authorized to be quoted in any inter-dealer quotation system. This acquisition will not result in any class of Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act nor is any action similar to those listed above contemplated.

The sole purpose of the transaction was to make Encore a wholly owned subsidiary of the Issuer and to conduct the proposed business of Encore as such subsidiary.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

     5(a) According to Issuer's most recent 10-Q, it had 1,373,860 shares of Common Stock outstanding as of July 31, 1998. An additional 5,500,000 shares were issued in connection with the acquisition described in Item 3, giving Issuer a total of 6,873,860 shares outstanding as of November 27, 1998. Reporting Person received 2,351,250 shares in the acquisition, 260,868 of which he immediately transferred in full or partial satisfaction of Encore's indebtedness to certain of its investors. After such transfer, Reporting Person beneficially owned 2, 090,382 shares, giving him 30.4% of the Issuer's outstanding Common Stock as of November 27, 1998.

     5(b) Reporting Person has sole power to vote and sole dispositive power over 2,090,382 shares.

     5(c) Other than the acquisition of 2,351,250 shares which is the subject of this report and the transfer of 260,868 of such shares as described in paragraph (a) of this Item 5, no other transactions concerning Issuer's securities have been effected by Reporting Person within the last 60 days.

     5(d) No person other than Reporting Person is entitled to receive or direct the receipt of dividends from the subject securities.

     5(e) Not applicable.

ITEM 6:  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Stock Exchange Agreement (the "Agreement") between the Issuer and the holders of all of the outstanding shares of Common Stock of Encore dated November 27, 1998, the Issuer acquired all of the outstanding Common Stock of Encore in exchange for an initial issue of 5,500,000 shares of the Issuer's Common Stock (the "Transaction"). The Agreement additionally provides for the issuance of an additional 2,000,000 shares of Common Stock as follows: (i) 1,000,000 shares to be issued if the consolidated net revenues of the Issuer are at least $8,000,000 for the twelve month period commencing March 1, 1999; and (ii) 1,000,000 shares if the consolidated net revenues of the Company are at least $15,000,000 (on a non- cumulative basis) for the twelve month period commencing March 1, 2000. Reporting Person, Lee A. Kaplan, Robert Bray and Gerald M. Holland were the holders of all of the outstanding shares of Common Stock of Encore and, assuming the Issuer's net revenues meet the levels specified in the Agreement, will receive the additionally issued shares in proportion to their previous holdings in Encore.

Although the Reporting Person acted together with the other shareholders of Encore in entering into the Agreement, the Reporting Person disclaims that such action constitutes membership in a group that has been formed for the purpose of acquiring, holding, disposing or voting equity securities of the Issuer.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

        Stock Exchange Agreement dated as of November 27, 1998
(Incorporated by reference from exhibit 99.1 to Continental Heritage Corporation's Form 8-K filed with the Commission on December 8, 1998).


SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date                                         Signature
                                             Steve Gould
                                             Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.